EXHIBIT 17.3

Saga Energy, Inc.
1509 East Chapman Ave
Orange, California 92866

To the Board of Directors of Saga Energy, Inc.:

I, Shingo Araki, hereby resign as a Director of Saga Energy, Inc. (the “Company”), effective as of 8:00 A.M., C.S.T., January 4, 2014.  As a result of my resignation, I no longer hold any position whatsoever with the Company or any of its subsidiaries.

Dated:  January 4, 2014

Very truly yours,

/s/ Shingo Araki
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Shingo Araki